Exhibit 99

IDACORP

1221 W. Idaho Street
Boise, ID   83702

August 7, 2008

FOR IMMEDIATE RELEASE

Lawrence F. Spencer, Director of Investor Relations
Phone:  (208) 388-2664
lspencer@idacorpinc.com

IDACORP Announces Second Quarter 2008 Results

BOISE-IDACORP, Inc. (NYSE:IDA)  reported 2008 second quarter net income of $17.5 million or 39 cents per diluted share, compared to $18.5 million or 42 cents per diluted share in 2007.  Idaho Power Company (IPC), IDACORP's principal subsidiary, reported second quarter net income of $17.7 million compared to $16.2 million in 2007.

"More favorable operating conditions, the sale of a portion of the Southwest Intertie Project rights-of-way and cost containment efforts improved performance at Idaho Power Company," said IDACORP President and Chief Executive Officer J. LaMont Keen.  "Even with a decline in the amount of general business sales and a change in the allocation of base net power supply costs that reduced second quarter earnings, we were able to increase the contribution from utility operations.  IDACORP's net income declined as a result of lower returns from IDACORP Financial along with intra-period tax allocations at the holding company," he said.  "We remain focused on reducing the gap between our allowed and actual return.  To that end, we continue emphasizing timely regulatory filings, management of operating expenses in the face of significant upward pressure, and rigorous efforts to find efficiencies in all areas of our business," Keen added.

Analysis of Earnings per Diluted Share

The following table presents diluted earnings (losses) per share from the holding company and each IDACORP subsidiary:

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
Earnings (Losses) Per Share1 From:
Idaho Power Company	$0.39	$0.37	$0.87	$0.90
IDACORP Financial Services	0.02	0.04	0.03	0.08
Ida-West Energy	0.02	0.02	0.02	0.02
Holding Company	(0.04)	(0.01)	(0.05)	(0.02)
Earnings Per Diluted Share-GAAP	$0.39	$0.42	$0.87	$0.98
1 See "Use of Non-GAAP Financial Measures" below.

Performance Summary

A summary of IDACORP's net income and earnings per diluted share for the second quarter and year-to-date 2008 as compared to 2007 is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Net income ($000's)	$17,515	$18,465	$39,231	$43,113
Average outstanding shares-diluted (000s)	45,096	43,884	45,050	43,845
Earnings per diluted share	$0.39	$0.42	$0.87	$0.98

The key factors affecting the change in IDACORP's net income for the second quarter of 2008 include (amounts shown are net of income taxes):

•         IPC's net income, the primary component of IDACORP's net income, was $17.7 million for the quarter, an increase of $1.6 million.  The key factors causing the change in IPC's net income include:

•         General business revenue increased $16.2 million, due to an increase of $19.0 million from higher retail base rates and power cost adjustment (PCA) rates partially offset by a $2.8 million decrease from reduced sales.  Sales were reduced due to weather variations, primarily affecting irrigation customers, partially offset by customer growth.

•         Improved hydroelectric generating conditions decreased net power supply costs (fuel and purchased power less off-system sales) by $10.7 million.

•         The PCA deferral decreased $25.2 million primarily due to improved hydroelectric generating conditions, increases in PCA rates, and an increase in the monthly allocation of base net power supply costs, which decreased earnings $5.6 million.  It is expected that the third quarter results will reflect a decrease in the monthly allocation of base net power supply costs which will increase earnings approximately $10 million.

•         Operations and maintenance expenses decreased $2.0 million primarily due to reduced maintenance costs at thermal facilities.

•         The sale of a portion of the Southwest Intertie Project rights-of-way increased net income $1.8 million.

•         Bridger Coal Company reduced net income $1.0 million due to increased costs to produce coal.

•         Higher interest charges, due to increases in long-term debt balances and increased rates on variable rate instruments, reduced net income $1.4 million.

•         Reduced IFS earnings decreased net income $1.1 million due to lower tax benefits from aging investments.

•         Net loss at the holding company decreased net income $1.5 million.  This loss was primarily due to intra-period tax allocations recorded at the holding company.

The key factors affecting the change in IDACORP's net income for the six months ended June 30, 2008 include (amounts shown are net of income taxes):

•         IPC's net income, the primary component of IDACORP's net income, was $39.0 million for year-to-date, a decrease of $0.5 million.  The key factors causing the change in IPC's net income include:

•         General business revenue increased $34.5 million, due to an increase of $32.0 million from higher retail base rates and PCA rates and $2.5 million due to an increase in usage (weather-related and customer growth).

•         Increased fuel expense primarily in the first quarter, due to an increase in contracted coal price and an increase in generation volume at thermal facilities, raised net power supply costs by $4.6 million.

•         The PCA deferral decreased $27.5 million primarily due to the net effect of increases in PCA rates and a change to the monthly allocation of base net power supply costs, which decreased earnings $5.6 million, partially offset by increased fuel expenses in the first quarter.

•         Operations and maintenance expenses decreased $1.3 million primarily due to reduced maintenance costs at thermal facilities.

•         The sale of a portion of the Southwest Intertie Project rights-of-way increased net income $1.8 million.

•         Bridger Coal Company reduced net income $2.4 million due to increased costs to produce coal.

•         Higher interest charges, due to increases in long-term debt balances and increased rates on variable rate instruments, reduced net income $3.0 million.

•         Reduced IFS earnings decreased net income $2.1 million due to lower tax benefits from aging investments.

•         Net loss at the holding company decreased net income $1.2 million.  These losses were primarily due to intra-period tax allocations recorded at the holding company.

2008 Outlook

IPC measured 4.4 million acre-feet (maf) of inflows into Brownlee Reservoir during the April-July 2008 period.  The NWRFC's 30-year average April-July inflows into Brownlee is 6.3 maf. In 2007, April-July inflows were 2.8 maf.

The outlook for key operating and financial metrics is:

2008 Estimates
Key Operating & Financial Metrics (1)	Current	Previous
Idaho Power Operation &
Maintenance Expense (Millions)	No change	$285-$295
Idaho Power Capital
Expenditures (Millions) (2)	$255-$270	$270-$290
Idaho Power Hydroelectric
Generation (Million MWh) (3)	6.5-7.5	6.0-8.0
Non-Regulated Subsidiary
Earnings Per Share (4)	No change	$0.05-$0.10
Effective Tax Rates (5):
Idaho Power	No change	32%-36%
Consolidated - IDACORP	22%-26%	20%-24%

(1)   Key operating and financial metrics will be updated quarterly.

(2)   The decrease in capital expenditures is due to the estimated decline in new customer connections and the deferral of certain capital expenditures.

(3)   The range of estimated hydroelectric generation has been revised to reflect refinements related to river flows.

(4)   Estimates include contributions from Ida-West Energy and IDACORP Financial netted against holding company expenses.  See "Use of Non-GAAP Financial Measures" below.

(5)   Increase is a result of greater estimated income before tax at IPC for the year as compared to previous estimates.

Use of Non-GAAP Financial Measures

IDACORP's earnings per diluted share (EPS) is prepared in accordance with generally accepted accounting principles used in the United States (GAAP).  EPS by subsidiary and for IDACORP unconsolidated (holding company) is considered "a non-GAAP financial measure."  The most directly comparable GAAP financial measure to EPS by subsidiary and for the holding company is IDACORP EPS.

EPS by subsidiary and for the holding company, including non-regulated subsidiary EPS in the 2008 outlook, is calculated by dividing the net income or loss of each company by IDACORP's weighted average common shares outstanding (diluted) for the period.  This presentation of EPS by subsidiary and for the holding company is intended to supplement the information available to investors for evaluating the financial performance of IDACORP and its subsidiaries.  This non-GAAP financial measure is not intended to replace IDACORP EPS, or any other measure calculated in accordance with GAAP, as an indicator of financial performance.

IDACORP's management uses EPS by subsidiary and for the holding company, in addition to GAAP measures, internally for financial planning and for analysis of performance.  IDACORP's management also uses EPS by subsidiary and for the holding company, including non-regulated subsidiary EPS in the 2008 outlook, as a performance measure when communicating with analysts and investors regarding earnings results and outlook.  Management believes that the presentation of EPS by subsidiary and for the holding company provides additional useful information regarding each company's relative financial performance and contribution to IDACORP EPS, which is presented in accordance with GAAP in IDACORP's Consolidated Statements of Income.  IDACORP does not provide EPS guidance for IDACORP or IPC, which comprise the greatest portion of IDACORP's EPS.

Web Cast / Conference Call

The company will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast.  Details of the conference call logistics are posted on the company's Web site (http://www.idacorpinc.com).  A replay of the conference call will be available on the company's Web site for a period of 12 months.

Background Information / Safe Harbor Statement

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, a holder of affordable housing projects and other real estate investments; and Ida-West Energy, an operator of small hydroelectric generation projects that satisfy the requirements of the Public Utility Regulatory Policies Act of 1978.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are "forward-looking statements" within the meaning of federal securities laws.  Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.  Factors that could cause actual results to differ materially from the forward-looking statements include:  changes in and compliance with governmental policies, including new interpretations of existing policies, and regulatory actions and regulatory audits, including those of the Federal Energy Regulatory Commission, the North American Electric Reliability Corporation, the Western Electricity Coordinating Council, the Idaho Public Utilities Commission, and the Oregon Public Utility Commission with respect to allowed rates of return, industry and rate structure, day-to-day business operations, acquisition and disposal of assets and facilities, operation and construction of plant facilities, provision of transmission services, including critical infrastructure protection and system reliability, relicensing of hydroelectric projects, recovery of power supply costs, recovery of capital investments, present or prospective wholesale and retail competition, including but not limited to retail wheeling and transmission costs, and other refund proceedings; changes arising from the Energy Policy Act of 2005; changes in tax laws or related regulations or new interpretations of applicable law by the Internal Revenue Service or other taxing jurisdiction; litigation and regulatory proceedings, including those resulting from the energy situation in the western United States, and penalties and settlements that influence business and profitability; changes in and compliance with laws, regulations, and policies including changes in law and compliance with environmental, natural resources, endangered species and safety laws, regulations and policies and the adoption of laws and regulations addressing greenhouse gas emissions or global climate change; global climate change and weather variations affecting customer demand and hydroelectric generation; over-appropriation of surface and groundwater in the Snake River Basin resulting in reduced generation at hydroelectric facilities; construction of power generation, transmission and distribution facilities, including an inability to obtain required governmental permits and approvals, rights-of-way and siting, and risks related to contracting, construction and start-up; operation of power generating facilities including performance below expected levels, breakdown or failure of equipment, availability of transmission and fuel supply; changes in operating expenses and capital expenditures, including costs and availability of materials, fuel and commodities; blackouts or other disruptions of Idaho Power Company's transmission system or the western interconnected transmission system; impacts from the formation of a regional transmission organization or the development of another transmission group; population growth rates and other demographic patterns; market prices and demand for energy, including structural market changes; fluctuations in sources and uses of cash; results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by factors such as credit ratings and general economic conditions; actions by credit rating agencies, including changes in rating criteria and new interpretations of existing criteria; changes in interest rates or rates of inflation; performance of the stock market and changes in interest rates, which affect the amount of required contributions to pension plans, and the reported costs of providing pension and other postretirement benefits; increases in health care costs and the resulting effect on medical benefits paid for employees; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; homeland security, acts of war or terrorism; natural disasters and other natural risks, such as earthquake, flood, drought, lightning, wind and fire; adoption of or changes in critical accounting policies or estimates; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements.  Any such forward-looking statements should be considered in light of such factors and others noted in the companies' Annual Report on Form 10-K for the year ended December 31, 2007, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, and other reports on file with the Securities and Exchange Commission.  Any forward-looking statement speaks only as of the date on which such statement is made.  New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

IDACORP, Inc.
Condensed Consolidated Statements of Income
For Periods Ended June 30, 2008 and 2007
Summary Financial Information
(unaudited)
(Thousands of Dollars, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Operating Revenues:
Electric Utility:
General business	$188,748	$162,212	$356,060	$299,463
Off-system sales	25,641	37,177	59,004	95,016
Other revenues	14,556	13,137	26,676	23,976
Total electric utility revenues	228,945	212,526	441,740	418,455
Other	1,281	1,246	1,925	2,029
Total Operating Revenues	230,226	213,772	443,665	420,484

Operating Expenses:
Electric Utility:
Purchased power	50,089	80,467	95,387	131,285
Fuel expense	28,681	27,520	65,918	58,432
Power cost adjustment	(829)	(42,172)	(18,573)	(63,708)
Other operations & maintenance	75,617	78,888	144,543	146,715
Demand-side management	3,928	2,548	7,293	4,663
Gain on sale of emission allowances	(346)	(882)	(346)	(882)
Depreciation	26,617	25,613	52,367	50,903
Taxes other than income taxes	4,800	4,636	9,603	9,554
Total electric utility expenses	188,557	176,618	356,192	336,962
Other	1,140	582	2,187	3,170
Total Operating Expenses	189,697	177,200	358,379	340,132

Operating Income (Loss):
Electric Utility	40,388	35,908	85,548	81,493
Other	141	664	(262)	(1,141)
Total Operating Income	40,529	36,572	85,286	80,352

Other Income	6,082	3,862	10,499	9,251

Losses of Unconsolidated
Equity-Method Investments	(3,278)	(1,551)	(7,314)	(2,877)

Other Expenses	1,820	1,571	2,184	4,782

Interest Expense:
Interest on long-term debt	15,744	13,896	32,621	27,444
Other interest	1,313	1,514	1,909	3,118
Total Interest expense	17,057	15,410	34,530	30,562
Income Before Income Taxes	24,456	21,902	51,757	51,382
Income Tax Expense	6,941	3,437	12,526	8,336
Income from Continuing Operations	17,515	18,465	39,231	43,046
Income from Discontinued
Operations (net of tax)	-	-	-	67
Net Income	$17,515	$18,465	$39,231	$43,113
Weighted Average Common Shares
Outstanding-Basic (000's)	44,924	43,751	44,886	43,709
Weighted Average Common Shares
Outstanding-Diluted (000's)	45,096	43,884	45,050	43,845
Earnings per Share of Common Stock (diluted):
Earnings per Share from Continuing
Operations	$0.39	$0.42	$0.87	$0.98
Earnings per Share from Discontinued
Operations	0.00	0.00	0.00	0.00
Diluted Earnings per Share of Common Stock	$0.39	$0.42	$0.87	$0.98
Dividends Paid per Share of Common Stock	$0.30	$0.30	$0.60	$0.60

IDACORP, Inc.
Condensed Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2008 and 2007
Summary Financial Information
(unaudited)
(Thousands of Dollars)

	Six Months Ended
	June 30,
	2008	2007

Operating Activities
Net Income	$39,231	$43,113
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	63,255	60,397
Deferred income taxes and investment tax credits	16,777	18,760
Changes in regulatory assets and liabilities	(24,824)	(65,257)
Undistributed losses (earnings) of subsidiaries	1,110	(2,922)
Gain on sales of assets	(3,382)	(2,687)
Other non-cash adjustments to net income	2,022	4,564
Change in:
Accounts receivable and prepayments	1,967	(3,001)
Accounts payable and other accrued liabilities	(13,462)	(3,548)
Taxes accrued	(5,255)	(12,582)
Other	(23,940)	4,626

Net cash provided by operating activities	53,499	41,463

Investing Activities
Additions to property, plant and equipment	(125,373)	(122,179)
Proceeds from the sale of IDACOMM	-	7,283
Proceeds from the sale of non-utility assets	5,690	-
Proceeds from the sale of emissions allowances	833	2,685
Investments in affordable housing	(8,486)	300
Investments in unconsolidated affiliates	(8,725)	(3,600)
Purchase of available-for-sale securities	-	(24,349)
Proceeds from the sale of available-for-sale securities	-	25,296
Purchase of held-to-maturity securities	(965)	(1,325)
Maturity of held-to-maturity securities	2,735	1,730
Tax deposit withdrawl	20,000	-
Other assets	(1,524)	1,377

Net cash used in investing activities	(115,815)	(112,782)

Financing Activities
Increase in term loans	170,000	-
Issuance of long-term debt	-	140,000
Retirement of long-term debt	(6,317)	(7,650)
Purchase of pollution control bonds	(166,100)	-
Dividends on common stock	(26,985)	(26,286)
Net change in short-term borrowings	89,076	(42,100)
Issuance of common stock	4,295	12,451
Acquisition of treasury stock	(281)	(346)
Other	(414)	(2,178)
Net cash provided by financing activities	63,274	73,891
Net increase in cash and cash equivalents	958	2,572
Cash and cash equivalents at beginning of period	7,966	9,892
Cash and cash equivalents at end of period	$8,924	$12,464

IDACORP, Inc.
Condensed Consolidated Balance Sheets
As of June 30, 2008 and December 31, 2007
Summary Financial Information
(unaudited)
(Thousands of Dollars)

	June 30,	December 31,
	2008	2007
Assets
Cash and cash equivalents	$8,924	$7,966
Receivables, net of allowance	97,339	118,695
Other current assets	152,749	140,046
Total current assets	259,012	266,707

Investments	207,277	201,085
Property, plant and equipment-net	2,687,826	2,616,552

Regulatory assets	477,883	449,668
Employee notes - long-term	2,537	2,325
Other assets	114,041	116,971
Total other assets	594,461	568,964

Total Assets	$3,748,576	$3,653,308

Liabilities and Shareholders' Equity
Current maturities of long-term debt	$8,643	$11,456
Notes payable	279,421	186,445
Accounts payable	68,652	85,116
Other current liabilities	95,244	92,298
Total current liabilities	451,960	375,315

Deferred income taxes	468,868	466,182
Regulatory liabilities	279,423	274,204
Other liabilities	170,223	173,412
Total other liabilities	918,514	913,798

Long-term debt	1,153,454	1,156,880
Shareholders' equity	1,224,648	1,207,315

Total Liabilities & Shareholders' Equity	$3,748,576	$3,653,308

Idaho Power Company Supplemental Operating Statistics

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Energy Use - MWh

Residential	1,097,026	1,066,889	2,685,937	2,531,165
Commercial	925,507	939,045	1,924,501	1,882,255
Industrial	826,693	835,446	1,677,532	1,706,661
Irrigation	686,344	814,609	697,405	819,835
Total General Business	3,535,570	3,655,989	6,985,375	6,939,916
Off-System Sales	504,443	525,816	1,022,387	1,490,204
Total	4,040,013	4,181,805	8,007,762	8,430,120

Revenue ($000's)

Residential	$74,067	$62,886	$169,309	$141,468
Commercial	47,333	39,983	92,008	76,191
Industrial	29,280	23,294	55,937	45,393
Irrigation	38,068	36,049	38,806	36,411
Total General Business	188,748	162,212	356,060	299,463
Off-System Sales	25,641	37,177	59,004	95,016
Total	$214,389	$199,389	$415,064	$394,479

Weather Statistics

Heating Degree Days	821	573	3,501	2,909
Cooling Degree Days	213	288	213	288
Precipitation (inches)	1.44	2.24	4.14	4.02

Customers - Period End

Residential	402,320	397,083
Commercial	63,427	61,476
Industrial	122	127
Irrigation	18,485	18,112
Total	484,354	476,798